May 16, 2025

Jason Clemens
Chief Financial Officer
AdaptHealth Corp.
220 West Germantown Pike Suite 250
Plymouth Meeting , PA 19462

       Re: AdaptHealth Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 25, 2025
           File No. 001-38399
Dear Jason Clemens:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Reclassifications, page 38

1. We see your disclosure that prior to the quarter ended December 31, 2024, you classified certain expenses, primarily related to revenue cycle management costs, as a component of Cost of net revenue in the Consolidated Statements of Operations.
       Beginning in the quarter ended December 31, 2024, you have reclassified these costs within General and administrative expenses to better align with common industry practice. Since it appears that these are significant adjustments, please tell us more about the nature of the expenses that were reclassified and why.
 May 16, 2025
Page 2
Consolidated Results of Operations
Net Revenue, page 43

2. We see that, overall, you attribute the increase in net revenue to non-acquired growth of $56.3 million. Please respond to the following:
           Tell us and revise future filings to define how you calculate non-acquired growth and disclose any changes in your calculations, if any, and Tell us how management uses this measure as part of their overall analysis, as we
           do not see any significant reference to non-acquired growth in your Earnings
           Release or on your Earnings Call.
3. Your discussion of the increases in net revenue from your sleep health segment and respiratory health segment both indicate that the increases were related to strong patient demand which appear vague and repetitive. Please revise your disclosure to provide a more comprehensive and substantive explanation of the key underlying factors that resulted in the increase. In addition, where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. Please provide further explanation to us and revise future filings accordingly to address our concerns.
Financial Statements
Note 3. Acquisitions, page 87

4. We see your disclosure that you acquired certain assets from a provider of home medical equipment for a cash payment of $9.5 million, most of which was allocated to goodwill. Please clarify for us if this is an asset acquisition or a business combination.
       Since it appears to be an asset acquisition based upon your disclosure, it is unclear why you recorded any amounts to goodwill. See ASC 805-50-30-3.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julie Sherman at 202-551-3640 or Li Xiao at 202-551-4391 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services